

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2009

By U.S. mail and facsimile to (423) 743-8870

Mr. James H. Dorton, Vice President – Corporate Development and CFO
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, TN 37604

> **RE: NN, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 0-23486**

Dear Mr. Dorton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief